October 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz and Tim Buchmiller

Re:	Tristar Acquisition I Corp.

Registration Statement on Form S-1

Filed September 29, 2021, as amended

File No. 333-255009

Dear Ms. Schwartz and Mr. Buchmiller:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Tristar Acquisition I Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on October 13, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 200 copies of the Preliminary Prospectus dated September 29, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/S/ ELIZABETH ALVAREZ
Name: Elizabeth Alvarez
Title: Managing Director

[Signature Page to Acceleration Request]